UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-7626
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Sensient Technologies Corporation
Retirement Employee Stock Ownership Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414) 271-6755

All schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Benefits Administrative Committee
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan
Milwaukee, WI
We have audited the accompanying statement of net assets available for benefits of Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the “Plan”) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ VIRCHOW, KRAUSE & COMPANY, LLP
Milwaukee, Wisconsin
May 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Benefits Administrative Committee
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan
Milwaukee, Wisconsin
We have audited the accompanying statement of net assets available for benefits of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
May 13, 2005

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:

Investments at fair value – Interest in Sensient Technologies Corporation Master Defined Contribution Trust	$33,899,988	$45,230,072

Contributions receivable from Sensient Technologies Corporation	645,144	499,172

NET ASSETS AVAILABLE FOR BENEFITS	$34,545,132	$45,729,244

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR
THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Investment (loss) income – Equity in net (loss) income of Sensient Technologies Corporation Master Defined Contribution Trust	$(8,344,951)	$8,075,842

Contributions:
Sensient Technologies Corporation	622,582	497,814

Subtotal	(7,722,369)	8,573,656

Withdrawals and distributions	(3,461,743)	(4,555,990)

Net (decrease) increase	(11,184,112)	4,017,666

Net assets available for benefits:
Beginning of year	45,729,244	41,711,578

End of year	$34,545,132	$45,729,244

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Note A — Accounting Policies:
The financial statements of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the “Plan”) are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Assets of the Plan are stated at fair value.
Benefits are recorded when paid.
Administrative expenses incurred by the Plan are paid by Sensient Technologies Corporation (the “Company”) on behalf of the Plan or from Plan assets as determined by the Benefits Administrative Committee.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets during the reporting period. Actual results could differ from those estimates.
Note B — Description of the Plan:
The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.
The Plan is a defined contribution plan covering substantially all domestic employees of the Company eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (“ERISA”). The Company makes discretionary annual contributions to the Plan as determined annually by its Board of Directors. Participant contributions are not permitted under the Plan. Contributions become vested after five years of credited service with the Company or upon termination due to death or disability. Company contributions to the plan were $622,582 for the year ended December 31, 2005, which included non-cash contributions of Company stock of approximately $602,000. Company contributions to the plan were $497,814 for the year ended December 31, 2004, which included non-cash contributions of Company stock of approximately $455,305.
Amounts that have been forfeited in accordance with provisions of the Plan, serve to reduce Company contributions. Forfeitures available to reduce the Company contribution were $167,545 and $235,310 at December 31, 2005 and 2004, respectively.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Plan assets may be invested in any type of investment that is legally permitted for employee retirement plans. Plan assets are invested primarily in common stock of the Company, mutual funds and fixed income funds. Participants have the option to receive dividends on the Company’s common stock in the form of cash. Company contributions are invested in the Company common stock unless the participant meets the following age and service requirements and has elected to have a portion of their account invested in other funds. At age 35 with 5 years of service, participants may elect to have a portion of their account invested in the Fixed Income Fund. Assets of the Fixed Income Fund are invested primarily in Treasury bills and notes; certificates of deposit; and other fixed income securities. Employees age 55 with 10 years of service also have the option to elect to have a portion of their account invested in the Balanced Fund and the U.S. Equity Index Fund. Assets of the Balanced Fund are invested primarily in common stocks, preferred stocks and bonds. Assets of the U.S. Equity Index Fund are invested primarily in S&P 500 company stocks to attempt to match the S&P 500 performance. Participants may revise their investment allocations daily. Effective February 21, 2006, participants age 35 with 5 years of service have the option to have a portion of their account invested in the Fixed Income Fund, Balanced Fund and U.S. Equity Index Fund.
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Company’s contribution and an allocation of Plan income, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
The Plan does not allow participants to borrow funds from their account.
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Note C – Sensient Technologies Corporation Master Defined Contribution Trust:
The Plan’s investments are held by the Sensient Technologies Corporation Master Defined Contribution Trust (the “Master Trust”) along with the investments of the Sensient Technologies Corporation Savings Plan and the Sensient Technologies Corporation Transition Plan. Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes. Although plan assets are commingled, supporting records are maintained for the purpose of determining changes in each plan’s undivided and specifically allocated interest in the Master Trust.
Quoted market prices are used to determine the fair value of marketable securities. Shares of registered investment companies or collective trusts are stated at quoted market prices or withdrawal value. Investment income, realized gains and losses, and unrealized appreciation and depreciation of investments in the Master Trust are allocated to each plan participating in the Master Trust based upon the relationship of the individual interest of each plan to the total of the individual interests of all plans participating in the Master Trust.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The fair value of the net assets of the Master Trust as of December 31, 2005 and 2004 is as follows:

	2005	2004
Sensient Technologies Corporation common stock*	$42,828,560	$58,649,892
Fixed income funds	15,457,754	16,433,881
Mutual funds	54,591,197	49,032,445

Net assets in Master Trust	$112,877,511	$124,116,218

Plan’s investment in Master Trust	$33,899,988	$45,230,072

Plan’s investment in Master Trust as a percent of total	30.03%	36.44%

*	Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Note C – (continued):
The net income of the Master Trust for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Dividends on Sensient Technologies Corporation common stock*	$1,373,650	$1,471,910
Interest and other dividends	1,669,736	1,420,463
Net (depreciation) appreciation of investments based on quoted market prices	(10,358,401)	14,536,371

Net (loss) income of Master Trust	$(7,315,015)	$17,428,744

Plan’s equity in net (loss) income of the Master Trust	$(8,344,951)	$8,075,842

*	Party-in-interest
During the years ended December 31, 2005 and 2004, net (depreciation) appreciation of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) is as follows:

	2005	2004
Sensient Technologies Corporation common stock*	$(14,656,161)	$10,519,625
Mutual Funds	4,297,760	4,016,746

Net (depreciation) appreciation in fair value of investments – Master Trust	$(10,358,401)	$14,536,371

*	Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Note D – Non-participant Directed Investments of the Plan:
The non-participant directed investments of the Plan held by the Master Trust, are invested in Sensient Technologies Corporation common stock. Participant account balances, which are eligible to be diversified but remain in Sensient Technologies Corporation common stock, cannot be separately determined and are reported as non-participant directed investments. Information about the net assets and the significant components of the changes in net assets relating to non-participant directed net assets is as follows:

	2005	2004
Non-participant Directed Net Assets:
Sensient Technologies Corporation Common Stock*	$27,553,215	$37,991,007

Contributions receivable from Sensient Technologies Corporation	602,211	434,308

Non-participant directed net assets	$28,155,426	$38,425,315

	2005	2004
Changes in Non-participant Directed Net Assets:
Contributions	$600,503	$434,308
Dividends	860,738	930,308
Net (depreciation) appreciation	(9,522,017)	6,797,966
Withdrawals and distributions	(2,273,804)	(3,119,396)
Transfers to (from) participant directed investments	64,691	(1,235,171)

	$(10,269,889)	$3,808,015

*	Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Note E – Income Tax Status:
The Plan obtained its latest determination letter on June 27, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, qualifies under Section 401 of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Note F – Benefits Payable:
As of December 31, 2005 and 2004 the Plan had no benefits payable to persons who elected to withdraw from participation in the earnings and operations of the Plan but had not yet been paid.
Note G – Investments
The following presents the Plan’s portion of investments that represent 5 percent or more of the Plan’s net assets in the Master Trust:

	2005	2004
M&I Fixed Income	$5,292,971	$6,125,151
Sensient Stock Fund	27,553,215	37,991,007
Note H – Parties-in-Interest:
Certain Plan investments are managed and issued by Fidelity, the custodian of the Plan’s investment assets and, therefore, some transactions qualify as party-in-interest transactions. The Plan pays fees to Fidelity for investment management, recordkeeping, and other administrative services.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

Date: June 28, 2006	By:	/s/ John L. Hammond

	Name:	John L. Hammond
	Title:	Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm